SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Magnetek, Inc.

(Name of Subject Company (Issuer))

Megatron Acquisition Corp.

A Wholly Owned Subsidiary of

Columbus McKinnon Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alan S. Korman, Esq.

General Counsel and Corporate Secretary

Columbus McKinnon Corporation

140 John James Audubon Parkway

Amherst, New York 14228

(716) 689-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$191,632,350	$22,267.68

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 3,832,647 shares of common stock, par value $0.01 per share, of Magnetek, Inc., at a purchase price of $50.00 per share. Such number of shares consists of (i) 3,568,540 shares of unrestricted common stock issued and outstanding as of August 3, 2015, (ii) 134,932 shares subject to forfeiture restrictions, repurchase rights, or other restrictions that are or may become issued and outstanding prior to the expiration of the Offer (as defined below), and (iii) 129,175 shares of common stock that may be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,267.68	Filing Party: Columbus McKinnon Corporation
Form or Registration No. Schedule TO	Date Filed: August 5, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2015 (as amended by Amendment No. 1 thereto filed with the SEC on August 25, 2015, and as amended hereby, the “Schedule TO”), which relates to the offer by Megatron Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“CMCO”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share (collectively, the “Shares”), of Magnetek, Inc., a Delaware corporation (“Magnetek”), at a purchase price of $50.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of CMCO and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendments to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Tuesday, September 1, 2015. The Depositary advised us that as of such time 3,464,611 Shares were validly tendered into, and not properly withdrawn from, the Offer, representing approximately 93.6% of the then outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by the Purchaser.

As a result of the purchase of Shares in the Offer, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of Magnetek. Accordingly, CMCO has effected the Merger in which the Purchaser merged with and into Magnetek, with Magnetek surviving the Merger and continuing as a wholly owned subsidiary of CMCO. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by CMCO or the Purchaser or any of their subsidiaries, or Shares for which a Magnetek stockholder has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per Share equal to the Offer Price. Prior to the Merger, CMCO, Purchaser and Magnetek agreed that Magnetek’s 2004 and 2014 Stock Incentive Plans will remain in effect following the completion of the Merger. The Shares ceased to trade on the NASDAQ Global Market prior to the opening of business on September 2, 2015, and Magnetek has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock.

On September 2, 2015, CMCO issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

Also on September 2, 2015, CMCO entered into an amendment to its existing credit facility, previously entered into on January 23, 2015 with JPMorgan Chase Bank, N.A. as administrative agent and the various lenders signatory thereto, in order to obtain $75 million of additional secured revolving borrowing under new commitments to the existing credit facility, the proceeds of which will be used to fund Purchaser’s payment for the Shares in the Offer. The full text of the amendment is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(1)(I)	Press Release dated September 2, 2015

(b)(3)	Amendment to Credit Agreement, dated as of September 2, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates)”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Megatron Acquisition Corp.

By:	/s/ Timothy T. Tevens
	Name:	Timothy T. Tevens
	Title:	President

Columbus McKinnon Corporation

By:	/s/ Timothy T. Tevens
	Name:	Timothy T. Tevens
	Title:	President & Chief Executive Officer

Date: September 2, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of August 5, 2015*

(a)(1)(B)	Letter of Transmittal for Shares*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated July 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CMCO with the SEC on July 27, 2015)*

(a)(1)(G)	Press Release dated August 5, 2015*

(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on August 5, 2015*

(a)(1)(I)	Press Release dated September 2, 2015

(b)(1)	Debt Commitment Letter, dated July 26, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and CMCO (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(b)(2)	Credit Agreement, dated as of January 23, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on January 27, 2015)*

(b)(3)	Amendment to Credit Agreement, dated as of September 2, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates)

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among Magnetek, the Purchaser and CMCO (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(d)(2)	Form of Tender Agreement, dated as of July 26, 2015 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(d)(3)	Confidentiality Agreement, dated as of April 2, 2015, by and between Magnetek and CMCO*

(d)(4)	Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015, by and between Magnetek and CMCO*

(d)(5)	Letter Agreement Amending Merger Agreement, dated as of August 24, 2015, by and among Magnetek, the Purchaser and CMCO*

*	Previously filed.